UNITED STATES


SECURITIES AND EXCHANGE COMMISSION


Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Blue Apron Holdings Inc
(Name of Issuer)
Common Stock
(Title of Class of Securities)
09523Q101
(CUSIP Number)
December 31, 2018
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
X
Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.




1.
Names of Reporting Persons
River and Mercantile Asset Management LLP




2.
Check the Appropriate Box if a Member of a Group (See Instructions)



(a)




(b)





3.
SEC Use Only




4.
Citizenship or Place of Organization
United Kingdom





Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
5.Sole Voting Power
5,205,981 shares

6.Shared Voting Power
0 shares



7. Sole Dispositive Power
5,205,981 shares


8.Shared Dispositive Power
0 shares



9.
Aggregate Amount Beneficially Owned by Each Reporting Person
5,205,981 shares


10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)


11.
Percent of Class Represented by Amount in Row (9)
6.69%



12.
Type of Reporting Person (See Instructions)
IV


Item 1.

(a)
Name of Issuer

Blue Apron Holdings, Inc.

(b)

Address of Issuer's Principal Executive Offices

5 Crosby Street
New York 10013
United States

Item 2.

(a)
Name of Person Filing

River and Mercantile Asset Management LLP

(b)
Address of Principal Business Office or, if none, Residence

30 Coleman Street
London
EC2R 5AL
United Kingdom

(c)
Citizenship

United Kingdom

(d)
Title of Class of Securities
Common Stock

(e)
CUSIP Number
09523Q101


Item
3.
If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)

Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)

Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c);

(d)

Investment company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8);

(e)
X
An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)

An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)

A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)

A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);

(i)

A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J)

(j)

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(k)

A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);

(l)
Group, in accordance with 240.13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with
240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item Ownership
4.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.


(a)
Amount beneficially owned:


(b)
Percent of class:
6.69%

(c)
Number of shares as to which the person has:
5,205,981 shares


(i)
Sole power to vote or to direct the vote
5,205,981 shares


(ii)
Shared power to vote or to direct the vote
0 shares


(iii)
Sole power to dispose or to direct the disposition of 5,205,981 shares


(iv)
Shared power to dispose or to direct the disposition of 0 shares

Item 5.
Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of
more than five percent of the class of securities, check the following   .

Item 6.
Ownership of More than Five Percent on Behalf of Another Person

River and Mercantile Asset Management LLP (Asset Manager) owns 6.69% of Blue Apron Holding Inc on behalf of discretionary clients.

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
Holding Company or Control Person

N/A

Item 8.
Identification and Classification of Members of the Group

N/A

Item 9.
Notice of Dissolution of Group

N/A

Item 10.
Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.






Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2019


River and Mercantile Asset Management LLP



By:
Sean Breslin



Chief Compliance Officer









ATTENTION

Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C.
1001).